SEMPRESTO

The Always There autoinjector, on your phone


Always
There
sempresto

sempresto.com Weston, MA

Technology | Notable Angel | Female Founder | B2B | Healthcare

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Backed by $2.6M angel investment and Jefferson University Partnership
2. FDA filing targeted within 18 months, with no clinical trials required
3. Medtech leadership team trained at Harvard, MIT, Wharton, Johns Hopkins & UPenn Medicine
4. 15 patents granted, 10 pending across phone-based autoinjector technology (US & ex-US)
5. Targeting a $3B+ addressable market; 33M Americans living with food allergies
6. World-class team with 3 IPOs and 30+ commercial product launches
7. 85%+ projected gross margins at scale, priced below the current market average (not guaranteed)
8. Innovative autoinjector designed to attach to a smartphone, compatible with 95% of phones

Featured Investors



Dominic J. Frederico Follow Invested $2,600,000

Dominic J. Frederico is President and CEO of Assured Guaranty, a leading financial guaranty and asset management company. Over the course of his career, he has led organizations through periods of significant growth, innovation, and market expansion.

"Sempresto is addressing a clear and important unmet need with an elegant and highly practical solution that has the potential to improve and save lives. The company's core technology, originally invented by Dr. Edmund Pribitkin at Thomas Jefferson University, provides a strong foundation for what I believe could become a transformative platform in rescue medications. Sempresto has assembled an impressive intellectual property portfolio, developed a compelling product concept, and built a lead..."

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QuakerSmith Capital Follow Invested $100,000

QuakerSmith is an early stage investment company that has been helping scientists, inventors, and entrepreneurs develop and commercialize novel therapeutic agents, medical devices, diagnostics, and life sciences related technologies for over 20 years.

George Graham Smith III, Managing Director

"Sempresto has an innovative, patented device that solves a major problem for people with severe allergies who go into shock at a time when they do not have their life saving "epi pen" with them. Millions of people will benefit, and many lives will be saved by this simple device.

For me, the company checks all the boxes – robust product design, strong patent position, high unmet need, clear path to market, solid prospects for commercial success, and a highly qualified management team. In the..."

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Luke Morehouse Follow Invested $25,000

Luke Morehouse is a Project Manager at Morehouse Engineering and a 20-year volunteer Emergency Medical Technician (EMT) in New Jersey.

"I have learned one very important lesson in my 20 years as an EMT - the first 5 minutes of an emergency are where most lives are saved and outcomes determined. I have also learned that hope is not a plan. In real terms, Sempresto empowers those who live with anaphylaxis to immediately help themselves and not solely rely on hope. Rescue medicines don't work if they are not immediately available. Sempresto is developing a rescue medicine platform that is within reach for most people 24 hours a ..."

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D

Dominic Frederico Follow Invested $2,600,000

Syndicate Lead

Dominic Frederico is President & CEO of Assured Guaranty Ltd. a leading provider of Financial Guaranty Insurance A seasoned public company executive and investor, he has more than four decades of experience and insurance and financial services

"My relationship with Sempresto is based on my relationship with Dr. Pribitkin. Dr. Pribitkin was involved in a complicated set of surgeries for my son, where he was the lead surgeon and basically quarterbacked the entire day of operations. I'll never forget his concern, care and commitment to drive a successful outcome for my son. When he approached me with his vision for Sempresto I knew he'd provide that same level of concern, care and commitment to achieve a successful solution. Doctor Pr..."

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& 37 more

Team



Elizabeth Reczek Co-Founder & CEO

Veteran biotech executive. 5x CEO; raised $25M. Doubled revenue at SeqLL to $1.4M in 1 year, growing pipeline to $3.5M across 60+ clients. Harvard Biochemical Sciences BA, MIT Cancer Biology PhD. Postdoc Fellowship at Brigham & Women's/Harvard Med School.

linkedin.com



Edmund Pribitkin Co-Founder & SAB Chairman

Medical innovator. Invented Sempresto core IP. 100+ publications. Chief Physician Executive, overseeing 10,000+ practitioners across 32 hospitals at Jefferson Health. American College of Surgeons Fellow. Johns Hopkins BA, Penn Medicine MD, Wharton MBA.



Shawn Marcell Co-Founder & Executive Chairman

4x exited founder. 36+ years in life science & tech; founded 7 companies. Exits include ReadCoor ($350M, 10XGenomics), LifeCodes ($95M), SensiGen ($23M), Metamark (undisclosed). RedPoint Bio public by reverse merger. George Washington University Economics



Greg Dale CTO

Product architect. Holds 36 issued US patents. Commercialized 12+ life science & medical device products ($1B+ revenue). Executive roles at Canon, Qiagen, Emulate, & Sherlock

Biosciences. Virginia Tech Mechanical Engineering BS.



Scott Hollander COO

Commercialization expert and volunteer EMT. 4x CEO. 25+ years executive leadership in pharma & medtech. Commercialized 20+ products globally ($2B+ revenue). Managed $1.0 B businesses. Washington University Business & Health Services Management MA.



Matthew Copeland CFO

IPO architect. 20+ years in pharma, medtech & biotech. CFO & financial expert in private and public sectors; worked on and launched 3+ IPOs, including Ironwood Pharmaceuticals ($203M). Ohio State Molecular Genetics BS, Northeastern MBA.

Memo

Why Sempresto?

Sempresto is building the future of emergency rescue medication delivery, designed for how patients actually live.

Today, 33 million Americans live with life-threatening allergies and most carry epinephrine for life. Yet fewer than 40% actually have their epinephrine with them when they need it most. Even fewer use it properly before reaching the emergency room. Most reported deaths and poor outcomes from anaphylaxis are linked to delayed administration. The drug is highly effective, but the device is failing the patient.

Our lead product is Epinephrine, an FDA-approved, life-saving anaphylaxis treatment first introduced in 1901. The epinephrine autoinjector has not meaningfully evolved since it came to market in 1987. Sempresto's first-of-its-kind, cellphone-integrated autoinjector is bringing emergency medicine delivery into the modern era.

Our physician-invented autoinjector attaches directly to a cellphone, making life-saving medications effortless to carry and hard to leave behind.

Invented by the Chief Physician Executive at Jefferson Health (one of the largest academic health systems in the country) and protected by 15 issued patents and 10 pending patent applications, Sempresto pairs trusted autoinjector technology with a companion app connected to 24/7 emergency room tele-health, creating an anaphylaxis solution built for how patients actually live.

With a product launch targeted for 2028, and a platform engineered for expansion into other rescue medications, Sempresto is tackling a $3B+ US addressable market and a ~$6B+ global opportunity. Collectively our team has led 3 IPOs, filed 12 SEC Form S-1s, completed 30+ business development transactions, and holds 36 issued US patents.

For the first time, everyday investors can own a stake in changing the way life-saving medications are delivered to patients all over the world. Join us in saving lives with Sempresto.

A life-saving drug only works when it's there

Every year in the United States, people die from anaphylaxis who don't have to.

70%+	Death
of fatal or near-fatal cases occur when the rescue medicine is delayed or not used at all	Most reported deaths from anaphylaxis are linked to delayed administration

delayed or not used at all.

delayed administration.

Epinephrine is widely prescribed, proven, and effective. The single biggest barrier to prompt treatment is a failure to carry.

And the scale is staggering. 33 million Americans live with food allergies and fewer than 40% of patients have epinephrine accessible when an emergency strikes.

The problem is most acute for teens and young adults - the highest-risk groups for fatal anaphylaxis, and the least likely to carry their device. A bulky autoinjector doesn't fit in a small bag, on the playing field, or on a night out. The data confirms what patients already know.


92%
reported interest in Sempresto.
90%+
said it would solve a key problem for them.

Current innovation in this space addresses how the device is used, not whether patients actually have it with them. The FDA itself has identified failure-to-carry as the primary unmet need in anaphylaxis response. Sempresto is filling that gap.

33M
Americans live with food allergies and more than half of adults with food allergies have experienced a severe reaction

60%
of patients don't have epinephrine accessible during an anaphylactic emergency

15 mins
The length of time in which untreated anaphylaxis can lead to death

An anaphylaxis solution built around how patients actually live



Picture this: a teenager heads to prom, a Sempresto autoinjector on the back of their phone, no need for a parent to nervously text "Did you remember it?" A runner hits the trail alone at 6am. A kid with a peanut allergy tears into a birthday cake. A college student loses themselves in a concert. In every one of these moments, the medication is there because the phone is there.

Sempresto is developing an end-to-end emergency medicine delivery platform built by, and for, patients. A companion app will provide guidance and refill reminders so patients never run out, never carry expired medication, and always know how to use it.

When an emergency happens, the app will be designed to connect patients to an emergency medicine professional in seconds through our partner platform, Health Alliance Global's Dr. Triage. GPS integration will direct EMTs to the patient's exact location when further care is needed.

The Sempresto autoinjector attaches directly to any MagSafe/Qi2 compatible cellphone. It is slim enough to slide into a pocket, ergonomically designed to fit comfortably in the palm of a hand, and simple to use in seconds.

comfortably in the palm of a hand, and simple to use in seconds.



step 01.
step 02.
step 03.
step 04.
Remove the cover from the phone (MagSafe/Qi2 attachment).
Remove the autoinjector from the detached cover.
Remove the blue safety cap from the autoinjector.
Jab firmly into the outer thigh & hold for 3 seconds.





Sempresto is smaller than traditional epinephrine injectors



A companion app will provide supportive connected functionality



Telehealth in under 60 seconds
Call HealAll

Patients can be connected to emergency support services in moments

Our 15 issued patents and 10 pending applications cover device design, integration, safety mechanisms, heat shielding, and connectivity. Our patent portfolio offers broad coverage for the attachment of an autoinjector to a mobile device, both domestically and internationally.

Medicine is moving to where patients already are. The Apple Watch now tracks blood pressure, respiratory rate, and blood oxygen concentration. Platforms like Hims/Hers and GoodRx have transformed how millions of people access and manage their healthcare. The future of medicine is digital, mobile, and patient-driven, and Sempresto is positioned squarely at the center of this future.

92% of patients said yes

In an independent study of 300 allergy patients and parents across the United States, the response to Sempresto was unambiguous. 92% said that they would purchase a Sempresto autoinjector instead of or in addition to their current autoinjector.

The medical and scientific community has taken notice. In December 2025, Thomas Jefferson University announced a broad, strategic partnership with Sempresto, expanding on an exclusive license for the core platform technology invented by Sempresto Co-Founder, Dr. Edmund Pribitkin.

As the Chief Physician Executive and EVP at Jefferson Health and chair of Sempresto's Scientific Advisory Board, Dr. Pribitkin brings both the clinical authority and personal conviction behind this mission.

> "Our goal is to ensure that no patient ever finds

themselves without access to epinephrine in a moment of need. This sleek and convenient design has the potential to redefine emergency preparedness for severe allergy sufferers."



— Dr. Edmund Pribitkin
Sempresto Co-Founder and Inventor

With nearly $3M committed from lead investors, patient demand validated by independent research, and the backing of one of the country's leading academic medical institutions, Sempresto has the foundation to bring this technology to the patients who need it most.

World-class credentials backed by deeply personal stakes



Edmund Pribitkin, MD, MBA
Co-Founder & SAB Chairman



Shawn Marcell
Co-Founder & Executive Chairman



Elizabeth Reczek, PhD
Co-Founder & CEO



Matthew Copeland, MBA
Chief Financial Officer



Gregory Dale
Chief Technology Officer



Scott Hollander
Chief Operating Officer

Harvard Medical School · Wyss Institute · Massachusetts Institute of Technology · Wharton University of Pennsylvania
Johns Hopkins University · Penn Medicine · Jefferson Health · The George Washington University Washington, DC
WashU · Ohio State · Northeastern University D'Amore-McKim School of Business

Sempresto was built by people who understand this problem from both sides. Several of us carry epinephrine ourselves, are parents of children with severe allergies, or have responded to anaphylaxis emergencies firsthand. Our commitment to getting this product to market runs deeper than a business opportunity.

But personal stakes alone don't bring a medical device to market. The team offers something rare: a clinician-inventor with deep institutional backing, seasoned medtech operators who have taken companies from lab to launch, and business builders with a track record of raising hundreds of millions and delivering exits.

We know the FDA clearance process from the inside, having navigated regulatory pathways across pharma, medical devices, and biotech throughout our careers. Collectively we have led 3 IPOs, filed 12 SEC Form S-1s, completed 30+ business development transactions, and hold 36 issued US patents.

Our executive team was trained at Harvard College, Harvard Medical School, MIT, Wharton, Johns Hopkins, and UPenn Medicine, and have spent their careers doing exactly what Sempresto now requires: building, funding, and commercializing life science and medical device companies.

Epinephrine is the starting point. The platform opportunity is substantially larger

Sempresto's immediate addressable market is the 33 million Americans living with food allergies and the millions more affected by bee sting or medication allergies. The broader epinephrine autoinjector market is valued at $3B+ in the United States and is estimated at $6B+ globally.

Food allergies are on the rise, with ER visits for food-induced anaphylaxis in children increasing year over year. And unlike most medical conditions, anaphylaxis requires a lifelong prescription: once diagnosed, whether from food, bee stings, or medication, patients are expected to carry epinephrine with them everywhere, every day, for the rest of their lives.

But epinephrine is just the beginning. The same carry problem affects millions of people who rely on other emergency injectable medications every day.

Strong future with other rescue medications

Midazolam
(epileptic seizures)

Approximately 3.4 million Americans have active epilepsy, within a global epilepsy drugs market valued at $11.1B

Glucagon
(severe diabetic hypoglycemia)

Global market valued at $621M in 2023, projected to reach $1.1B by 2033, with 38.4 million Americans living with diabetes

Naloxone
(opioid overdose reversal)

Global market valued at approximately $1B in 2024, projected to reach $2.3B+ by 2032

Each of these conditions represents a patient population that needs to carry medication with them at all times and struggles with the same fundamental problem Sempresto is built to solve. Sempresto's IP position covers the integration of autoinjectors and other delivery mechanisms with mobile devices broadly, not just epinephrine.



Market Expansion Opportunities
Flexible Platform for Convenient Injectable Rescue Medications
sempresto
Today
Epinephrine
Allergy/ Anaphylaxis
Tomorrow
Glucagon
Diabetic Hypoglycemia
Sumatriptan
Migraine/ Cluster Headache
Midazolam
Epileptic Seizures
Naloxone
Opioid Overdose
Antitoxins
DoD / Chemical Warfare
Other Emergency Rescue Medications

Built to drive recurring revenue

We anticipate generating revenue through two complementary streams: device sales and subscription revenue sharing with our tele-health partners.

Sempresto will be a prescription product sold through standard pharmaceutical channels. At launch, product cost is projected to be < $40 fully landed, with a retail sales price targeted below the estimated market average of $225 per unit, making Sempresto immediately competitive on price.

As volume scales, unit costs are projected to drop by almost 60% to well under $20, with gross margins above 85% anticipated at launch and even higher at scale.

Patients also refill autoinjector prescriptions on an annual basis, creating a predictable, repeating revenue stream.

The companion app will include a free tier, providing training, guidance, and refill reminders for all patients. An optional premium subscription tier will unlock 24/7 tele-health access to emergency medicine practitioners. Sempresto will split subscription revenue with its tele-health partner, Health Alliance Global, whose infrastructure is already built and licensed across 40+ states, meaning Sempresto will carry no additional infrastructure cost.

The result is a model built for cumulative lifetime value: patients refill and subscribe, and as the platform expands into new rescue medications over time, the revenue opportunity grows along with it.

Future projections are not guaranteed.

Built for accumulative lifetime value


01
Device purchase following prescription
02
Patient Downloads the App
Free tier adoption
03
Patient Upgrades to Premium Subscription
Monthly recurring revenue
04
Revenue Share → Partnership
Telehealth revenue share with Health Alliance Global

Targeting $732M in annual revenue by 2031

Sempresto is on a path to filing for FDA and EMEA clearance and a planned commercial launch in 2028. Our financial roadmap reflects a staged ramp approach. We'll target the US and EU for initial epinephrine sales, with expansion into tele-health subscription revenue, seizure device sales, nasal spray device and other rescue medication sales in subsequent years.


Projected Annual Revenue (2028–2031)
In millions USD. Projections are forward-looking estimates and not guaranteed.
Revenue (USD Millions)
0
100
200
300
400
500
600
700
$8.2M*
$161.7M
$423M
$732M
2028
2029
2030
2031
Year
US Epi Auto-Injector Sales
EU Epi Device Sales
US Seizure Device Sales
US Epi Nasal Device Sales
Telehealth Subscription Revenue
*2028 reflects partial year revenue following US commercial launch

Future projections are not guaranteed.

From prototype to launch in under three years

Since its founding in 2024, Sempresto has moved fast. We have developed working prototypes, built and amassed a portfolio of two dozen issued and pending patents, secured millions in funding, and announced a key strategic partnership, all within our first two years.

Most epinephrine innovations take nearly a decade to reach patients. Sempresto is targeting US and EU commercial launch in 2028, less than three years from today.

The reason comes down to regulatory strategy. While competitors develop new drugs or novel formulations requiring full clinical trial programs, Sempresto will be delivering an existing, FDA-cleared medicine through a new device.

The 505(b)(2) pathway allows Sempresto to leverage decades of existing safety and efficacy data on epinephrine, requiring only demonstration that the device delivers the dose correctly and that patients can use it properly. It's a regulatory strategy that most companies in this space are not positioned to use, and it puts Sempresto years ahead of a traditional drug development timeline.



2025
2026
2027
2028
Post-2028
Prototype complete
Pilot builds with contract manufacturer
FDA 505(b)(2) submission and EMEA submission
FDA clearance and US launch
EU launch to follow upon EMEA clearance
Companion app + 24/7 telehealth platform go live at launch
Platform expansion into glucagon, naloxone, midazolam, and sumatriptan

A market with a history of $10B+ acquisitions

The epinephrine autoinjector space has a well-documented history of acquisitions. Companies with validated IP and a credible path to market have repeatedly attracted strategic buyers, at every stage of development, not just at commercial scale.

Sempresto sees three credible exit pathways. The first is an early acquisition upon FDA filing, when a strategic buyer acquires the IP and program, to take advantage of regulatory momentum before full commercialization. The second is a post-launch acquisition, once revenue and market share data are established, commanding a higher valuation. The third is an IPO, a longer-term path should Sempresto choose to build out its full commercial infrastructure independently.

$10.7B
Acquisition amount

Mylan
(maker of EpiPen)

Acquired By: Pfizer/Upjohn
Acquisition Year: 2020
Source: SEC Filing, Viatris Form 8-K/A, 2020

$310M
Acquisition amount

kaléo
(maker of Auvi-Q)

Acquired By: Marathon Asset Management
Acquisition Year: 2021
Source: Fierce Pharma, November 2021

$960M
Acquisition amount

antares
(Autoinjector platform)

Acquired By: Halozyme Therapeutics
Acquisition Year: 2022
Source: PR Newswire, April 2022

The comparable exits speak for themselves.

Future projections are not guaranteed. There is no guarantee of an exit opportunity.

For our early investors

Investors will receive perks at their level of investment in addition to the perks of the levels under that amount.

Investment	Label	Perk
$1,000	Advocate	Founding investor recognition on our website, plus a quarterly founder newsletter with product milestones, regulatory updates, and a behind-the-scenes look at Sempresto's progress
$5,000	Ally	Everything in Advocate, plus an invitation to an investor only Q&A with Co-Founder & CEO Liz Reczek, PhD at the close of the campaign
$10,000	Champion	Everything in Ally, plus a private 1:1 virtual session with Co-Founder Shawn Marcell
$25,000	Founding Investor	Everything in Champion, plus an invitation to Sempresto's launch event in 2028 and your name on a plaque in a future lab.
$50,000+	Strategic Backer	Everything in Founding Investor, plus a private, in-person tour and investors day with the founding team at Thomas Jefferson University

Invest in the device that's always there

Every year, too many people die from anaphylaxis. They filled their prescription for a medication that could have saved them but they did not have it when they needed it. That is not a medical failure. It is a design failure. Sempresto is here to fix it.

Sempresto is for the millions of Americans living with life-threatening allergies. For the parents who text their child before every school event to make sure they remembered it. For the teenagers who leave it at home because it doesn't fit in their life. For the caregivers, the coaches, the school nurses who carry the weight of someone else's emergency.

Sempresto has the science, the IP, the regulatory pathway, and a team that has built and exited companies before. What we need now is the community behind us.

For the first time, everyday investors can own a stake in a medical device being built by and for the people who need it most. Invest today.


sempresto
Always
There